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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              Coyote Sports, Inc.
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                   224071100
                                 (Cusip Number)

                               Mr. Mark A. Pappas
                            307 West Seventh Street
                                   Suite 1210
                            Fort Worth, Texas 76102
                                 (817) 810-0014
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 7, 1998
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 1,063,265 shares, which constitutes approximately 20.3% of the 5,236,265 shares of Stock outstanding.


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1.       Name of Reporting Person:

                  Paragon Coyote Texas Ltd.

2. Check the Appropriate Box if a Member of a Group:

                                                                   (a) /   /

                                                                   (b) / X /

3.       SEC Use Only

4.       Source of Funds:  OO

5.

         Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                       /   /

6.       Citizenship or Place of Organization:       Texas


                           7.       Sole Voting Power:         1,063,265 (1)(2)
Number of
Shares
Beneficially               8.       Shared Voting Power:              -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power:    1,063,265 (1)(2)
Person
With
                           10.      Shared Dispositive Power:         -0-


11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                  1,063,265 (2)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                      /   /

13.      Percent of Class Represented by Amount in Row (11):  20.3%

14.      Type of Reporting Person:  PN



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(1)  Power is exercised through its sole general partner, Paragon Management
     Group, Inc.

(2) Assumes exercise in full of Paragon Coyote Texas Ltd.'s option to acquire up to 521,739 shares of the Stock. See Item 6.





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1.   Name of Reporting Person:

                  Paragon Management Group, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                                (a) /   /

                                                                (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                    /   /

6.   Citizenship or Place of Organization:         Texas


                           7.    Sole Voting Power:          1,063,265 (1)(2)(3)
Number of
Shares
Beneficially               8.    Shared Voting Power:               -0-
Owned By
Each
Reporting                  9.    Sole Dispositive Power:     1,063,265 (1)(2)(3)
Person
With
                           10.   Shared Dispositive Power:          -0-


11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                  1,063,265 (2)(3)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                /   /

13.  Percent of Class Represented by Amount in Row (11): 20.3%

14.  Type of Reporting Person: CO




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(1)  Acting through its President, Mark A. Pappas.

(2) Solely in its capacity as the sole general partner of Paragon Coyote Texas Ltd.

(3) Assumes exercise in full of Paragon Coyote Texas Ltd.'s option to acquire up to 521,739 shares of the Stock. See Item 6.





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1.   Name of Reporting Person:

                  Mark A. Pappas

2.   Check the Appropriate Box if a Member of a Group:

                                                            (a) /   /

                                                            (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                 /   /

6.   Citizenship or Place of Organization:         USA


                           7.       Sole Voting Power:          1,063,265 (1)(2)
Number of
Shares
Beneficially               8.       Shared Voting Power:               -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power:     1,063,265 (1)(2)
Person
With
                           10.      Shared Dispositive Power:          -0-


11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                  1,063,265 (1)(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                 /   /

13.  Percent of Class Represented by Amount in Row (11): 20.3%

14.  Type of Reporting Person: IN




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------------

(1)  Solely in his capacity as the President of Paragon Management Group, Inc.

(2) Assumes exercise in full of Paragon Coyote Texas Ltd.'s option to acquire up to 521,739 shares of the Stock. See Item 6.






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         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the Rules and
Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amend their Schedule 13D Statement dated March 30, 1998, relating to the common stock, par value $0.001 per share (the "Stock"), of Coyote Sports, Inc., a Nevada corporation (the "Issuer").

Item 1.        SECURITY AND ISSUER.

         No material change.

Item 2.        IDENTITY AND BACKGROUND.

         No material change.

Item 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 hereby is amended in its entirety to read as follows:

         The source and amount of the funds used by the Reporting Persons to purchase shares of Stock are as follows:


         REPORTING PERSON     SOURCE OF FUNDS        AMOUNT OF FUNDS

          The Partnership           (1)                $1,000,000 (1)

                                    (2)                $3,600,000 (3)

                                    (4)                See Item 6.

          Paragon             Not Applicable           Not Applicable

          MAP                 Not Applicable           Not Applicable


                  (1) 163,265 of the shares of the Stock reported herein as directly owned by the Partnership were issued in connection with the $6,000,000 loan that the Partnership made to the Issuer.
         See Item 6.

                  (2) The source of the funds to be used by the Partnership to exercise part or all of the Unifiber Option, assuming such exercise, has not yet been determined. See Item 6.

                  (3) The indicated amount assumes exercise in full of the Unifiber Option at the price of $6.90 per share of Stock. See Item 6.

                  (4) 378,261 of the shares of the Stock reported herein as directly owned by the Partnership were issued in connection with the Consulting Agreement. See Item 6.




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Item 4.        PURPOSE OF TRANSACTION.

         No material change.

Item 5.        INTEREST IN SECURITIES OF THE ISSUER.

         Paragraphs (a) through (c) of Item 5 hereby are amended in their entirety to read as follows:

         (a)

         The Partnership

         The aggregate number of shares of the Stock that the Partnership owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,063,265, which constitutes approximately 20.3% of the outstanding shares of the Stock.

         Paragon

         Because of its position as the sole general partner of the Partnership, Paragon may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,063,265 shares of the Stock, which constitutes approximately 20.3% of the outstanding shares of the Stock.

         MAP

         Because of his position as the President of Paragon, MAP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,063,265 shares of the Stock, which constitutes approximately 20.3% of the outstanding shares of the Stock.

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

         (b)

         The Partnership

         Acting through its sole general partner and assuming exercise in full of the Unifiber Option, the Partnership has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 1,063,265 shares of the Stock.

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


         Paragon

         Acting through its President and assuming exercise in full of the Unifiber Option, and in its capacity as the sole general partner of the Partnership, Paragon has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 1,063,265 shares of the Stock.

         MAP

         In his capacity as Paragon's President and assuming exercise in full of the Unifiber Option, MAP has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 1,063,265 shares of the Stock.

         (c) Except as set forth in Item 6 of this Schedule 13D, to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Stock during the past 60 days.

         (d)-(e)     No material change.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 hereby partially is amended by adding at the end thereof the following:

         On October 7, 1998, the Issuer and the Partnership entered into a consulting agreement, which is filed herewith as Exhibit 10.9 (the "Consulting Agreement"). The description that follows of the Consulting Agreement is not, and does not purport to be, complete, and is qualified in its entirety by reference to such Exhibit 10.9.

         Pursuant to the Consulting Agreement, the Issuer has engaged the Partnership to provide consulting services with respect to such aspects of the Issuer's business as the Issuer reasonably may request from time to time on an "as-needed" basis, and the Partnership has agreed to devote such time and effort that it reasonably may deem necessary or appropriate to perform such consulting services. In consideration of past consulting services that the Partnership has performed for the Issuer, and of the Partnership's willingness to enter into the Consulting Agreement and to continue to perform such services, the Issuer has paid to the Partnership a one-time fee in the form of 378,261 shares of the Stock (the "Company Shares").

         Pursuant to the Consulting Agreement, the Issuer has agreed to effect the registration of the Company Shares under the Securities Act of 1933, as amended, on Form S-3, on terms and conditions satisfactory to the Partnership (acting in its reasonable discretion), within ninety (90) days after the date thereof, and to ensure that the Company Shares are listed on the NASDAQ Small Cap market system at the earliest possible time. In no event, whether pursuant to early termination of the Consulting Agreement or otherwise, shall any claim that the Issuer may have under the Consulting Agreement allow recourse against the Company Shares or impair the




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Partnership's ownership interest in the Company Shares or the Partnership's ability to exercise in full any and all rights appurtenant to its ownership interest therein.

         Pursuant to the Consulting Agreement, the Partnership is exculpated from liability with respect to the performance of the consulting services (except to the extent due to the gross negligence or willful misconduct of the Partnership or, among others, its agents and representatives), and the Issuer has agreed to indemnify such persons against such liability.

         The Consulting Agreement will terminate upon the earliest of (a) ten years from the date thereof, (b) the effective date that the Issuer terminates the Consulting Agreement for Cause or without Cause upon no more than sixty and no less than thirty days prior written notice to the Partnership and (c) the date that either James Probst or Mel Stonebraker ceases to be an executive officer of the Issuer with duties, responsibilities and authority substantially similar to those in effect on the date thereof. Under the Consulting Agreement, "Cause" means the material and continuing failure of the Partnership to fulfill its obligations thereunder for at least thirty days following the Partnership's receipt of written notice from the Issuer specifying such default in reasonable detail. In the event that either (i) the Issuer effects early termination of the Consulting Agreement without Cause or (ii) the Agreement terminates automatically pursuant to clause (c) of the first sentence of this paragraph, the Partnership shall have no further liability under the Consulting Agreement.

         Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no other contracts, arrangements, understandings or relationships with respect to the Stock owned by the Reporting Persons.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 hereby partially is amended by adding at the end thereof the following:

Exhibit 10.9 --   Consulting Agreement dated as of October 7, 1998 by and
                  between Coyote Sports, Inc. and Paragon Coyote Texas Ltd.

Exhibit 99.1 --   Agreement pursuant to Rule 13d-1(f)(1)(iii).

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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: October 13, 1998

                                        PARAGON COYOTE TEXAS LTD.,
                                         a Texas limited partnership

                                        By:  Paragon Management Group, Inc.,
                                              a Texas corporation, General
                                              Partner

                                             By:   /s/ Mark A. Pappas
                                                   Mark A. Pappas, President

                                        PARAGON MANAGEMENT GROUP, INC.,
                                         a Texas corporation

                                        By:   /s/ Mark A. Pappas
                                              Mark A. Pappas, President

                                         /s/ Mark A. Pappas
                                        MARK A. PAPPAS





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                                 EXHIBIT INDEX


EXHIBIT        DESCRIPTION

10.1 Loan Agreement dated as of March 19, 1998 by and among Coyote Sports, Inc., Mel S. Stonebraker, James M. Probst and Paragon Coyote Texas Ltd., previously filed with the Schedule 13D Statement dated March 30, 1998.

10.2 $6,000,000 Promissory Note dated as of March 19, 1998 made by Coyote Sports, Inc. in favor of Paragon Coyote Texas Ltd., previously filed with the Schedule 13D Statement dated March 30, 1998.

10.3 Registration Rights Agreement dated as of March 19, 1998 by and between Coyote Sports, Inc. and Paragon Coyote Texas Ltd., previously filed with the Schedule 13D Statement dated March 30, 1998.

10.4           Security Agreement dated as of March 19, 1998 by and between Mel
               S. Stonebraker, as Pledgor, and Paragon Coyote Texas Ltd., as Secured Party, previously filed with the Schedule 13D Statement dated March 30, 1998.

10.5 Security Agreement dated as of March 19, 1998 by and between James M. Probst, as Pledgor, and Paragon Coyote Texas Ltd., as Secured Party, previously filed with the Schedule 13D Statement dated March 30, 1998.

10.6 Section 3 Agreement dated as of March 19, 1998 by and among Robert W. Tennent, Special Trustee of the Tennent Family Trust dated as of November 20, 1989, Coyote Sports, Inc. and Paragon Coyote Texas Ltd., previously filed with the Schedule 13D Statement dated March 30, 1998.

10.7 $6,000,000 Promissory Note dated as of March 19, 1998 made by Paragon Coyote Texas Ltd. in favor of Don & Marty Management Group, Inc., previously filed with the Schedule 13D Statement dated March 30, 1998.

10.8 Pledge Agreement dated as of March 19, 1998 by and between Paragon Coyote Texas Ltd., as Pledgor, and Don & Marty Management Group, Inc., as Secured Party, previously filed with the Schedule 13D Statement dated March 30, 1998.

10.9 Consulting Agreement dated as of October 7, 1998 by and between Coyote Sports, Inc. and Paragon Coyote Texas Ltd., filed herewith.

99.1           Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.




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